SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended May, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

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press release

17 May 2011

BP AND AAR REAFFIRM COMMITMENT TO GROWTH AND
SUCCESS OF TNK-BP AS TALKS CONTINUE WITH
ROSNEFT FOLLOWING EXPIRY OF AGREEMENT

BP and Alfa- Access- Renova ("AAR") announced today that they would intensify their efforts to ensure TNK-BP's continued success following the lapse of the BP-Rosneft share swap transaction (and the related Arctic exploration opportunity) originally announced on 14 January 2011.

In recent months, BP has conducted detailed negotiations with AAR and Rosneft to seek a reasonable and businesslike solution that would allow the agreements to proceed to the satisfaction of all parties. Such a solution has not been found at this time, although talks will continue.

BP and AAR each acknowledge the active engagement and support provided by Rosneft throughout the recent discussions. Both BP and AAR see significant advantages in continuing to deepen this dialogue and cooperation with Rosneft.

Bob Dudley, BP group chief executive said: "BP remains committed to Russia, to working constructively with AAR in TNK-BP and to our existing good relationship with Rosneft. All parties have worked hard to reach an acceptable resolution, as we believe it could offer significant benefits to BP shareholders, to Rosneft, AAR and Russia.

 "TNK-BP has been an excellent investment for all parties since 2003 and it is gratifying that both BP and AAR have agreed to look beyond the disagreements of the past few months and to fully focus on this important and successful business we have built together. At the same time, we look forward to continuing our work with Rosneft in our Sakhalin joint venture, running our new joint German refining business, and considering other future projects."

Mikhail Fridman, Chairman of Alfa Group, said: "AAR remains dedicated to the success of TNK-BP, one of the most dynamic and successful oil companies in the world. As we have always stated, AAR is a long-term strategic investor, and we look forward to working with BP on delivering the next phase of TNK-BP's growth, both in Russia and internationally. AAR also sees significant benefit to developing cooperation with Rosneft within the framework of the TNK-BP Shareholder Agreement, and we plan to continue discussions about potential collaboration among BP, Rosneft and AAR."

Notes to editors:

• Since its establishment in 2003, TNK-BP has delivered consistently high returns to its shareholder.
• From 2003 to 2011, TNK-BP has paid more than $100 billion in duties and excise taxes.

•     Last year, TNK-BP increased production of oil and gas by 3.1 per cent and replaced 134 per cent of its reserves. Its first quarter profit was $2.4 billion, a 91 per cent increase relative to Q1 2010.

•     The deadline for the 14th January share swap agreement, and related cooperation agreement and framework agreements, was May 16, 2011.  As the conditions precedent for these agreements have not been satisfied, these agreements have now lapsed.

Further information:

BP press office: +44 (0)20 7496 4076
bppress@bp.com
BP press office, Moscow,  Vladimir Buyanov, +7 (985) 991 0510

AAR press contacts

London:
John Eisenhammer,+44 (0)20 7233 9444
Andrew Hayes/Maria Ignatova, +44 (0)20 7796 4133
Hudson Sandler/Quiller

Moscow:
Mikhail Loskutov, +7 (495) 967 01 17, +7 (916) 641 9079

Washington:
Jeffrey Birnbaum, BGR Public Relations, +1-202-333-4936

- ENDS -

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 17 May 2011

/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary